CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83	Lia Der Marderosian +1 617 526 6982 (t) lia.dermarderosian@wilmerhale.com

The entity requesting confidential treatment is:

Pandion Therapeutics Holdco LLC

134 Coolidge Avenue

Watertown, MA 02472

Attn: Rahul Kakkar

Chief Executive Officer

617-393-5925

July 2, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Eric Atallah Lynn Dicker Jason L. Drory Suzanne Hayes

Re:	Pandion Therapeutics Holdco LLC

Registration Statement on Form S-1

Filed June 26, 2020

File No. 333-239500

Ladies and Gentlemen:

On behalf of Pandion Therapeutics Holdco LLC (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 10 of the letter dated June 19, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-03182), originally submitted by the Company to the Commission on May 22, 2020. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-239500), which was publicly filed by the Company on June 26, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

July 2, 2020

For convenience of the Staff, we have recited the prior comment in italicized type and have followed the comment with the Company’s response.

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Summary of Recent Incentive Share Grants and Valuations

The Company is supplementally providing information and analysis with respect to equity-based compensation granted to employees and consultants under its equity incentive plans in the last twelve months.

The Company has periodically granted incentive shares to certain of its employees, directors and consultants. The incentive shares represent a separate substantive class of members’ equity with defined rights within the Company’s limited liability company operating agreement. The incentive shares represent profits interests in the increase in the value of the entity over a floor amount (“Floor Amount”) as determined at the time of grant. Each Floor Amount is established for tax compliance purposes related to Internal Revenue Code Revenue Procedures 93-27 (“IRC 93-27”) and 2001-43 whereby the Company allocated equity value to its share classes in a hypothetical liquidation transaction as of the date of the grant. Holders of incentive shares with a lower Floor Amount are entitled to receive distributions before holders of incentive shares with a higher Floor Amount.

The Company accounts for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company measures compensation cost at estimated fair value and includes it as compensation expense over the vesting period during which service is provided in exchange for the award. The Company’s board of directors has estimated the fair value of the common shares at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant to the estimated fair value.

The Company used a Black-Scholes option pricing model to determine fair value of the incentive shares. The Black-Scholes option pricing model includes various assumptions, including the fair value of common shares, expected life of incentive shares, the expected volatility and the expected risk-free interest rate.

Securities and Exchange Commission

July 2, 2020

The Company’s determinations of the fair value of the common shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its incentive shares at each valuation date.

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Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred shares, as well as their rights to participation. Thus, the value of the common shares can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common share has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

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Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

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Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Additionally, as the incentive shares represent a non-marketable interest in a private enterprise, an adjustment to the preliminary fair value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

In connection with the awards of incentive shares in September, October and December 2019, the independent third-party valuation specialist used a market approach that employed the guideline transactions method. Under this method, the valuation specialist estimated the Company’s business enterprise value (“enterprise value”) implied by a selection of guideline transactions. The enterprise value was adjusted to subtract debt and other liabilities to arrive at a fair value of total equity. The fair value of equity was allocated to the different classes of equity securities using an OPM allocation framework.

Securities and Exchange Commission

July 2, 2020

In connection with the awards of incentive shares in May and June 2020, the independent third-party valuation specialist used the Hybrid Method that incorporated the OPM and PWERM methodologies. The change in methodology reflected the Company’s Series B preferred shares financing in March 2020 and the Company’s improved visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value if an IPO was not achieved.

At each grant date, management also evaluated any recent events and their potential impact on the estimated fair value per share of the common shares. For grants made on dates for which there was no contemporaneous independent third-party valuation, management determined the fair value of the common shares on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to the Company at the time of the grant.

The following table summarizes by grant date the number of incentive shares granted during the prior twelve months, as well as the associated Floor Amount and the estimated fair value per common share on the grant date.

Grant Date	Number of Incentive Shares Granted	Floor Amount	Estimated Fair Value Per Common Share on Grant Date	Black-Scholes Value Per Incentive Share on Grant Date
September 2019	2,930,838	$0.21	$0.39	$0.29
October 2019	325,000	$0.38	$0.45	$0.30
December 2019	55,000	$0.97	$0.57	$0.30
May 2020	6,785,447	$1.98	$1.24	$0.39
June 2020	444,822	$2.15	$1.36	$0.44

The Company has not granted any additional equity awards since June 1, 2020, when it granted 444,822 incentive shares, as indicated in the table above.

In connection with the conversion of the Company to a corporation as described on pages 80 to 81 of the Registration Statement (the “Conversion”), each outstanding incentive share of Pandion Therapeutics Holdco LLC will convert into a number of shares of common stock of Pandion Therapeutics, Inc. based upon a conversion price to be determined by our board of directors immediately prior to the Conversion. Following the Conversion, any future equity compensation awards will be issued pursuant to the 2020 Stock Incentive Plan, which will become effective immediately prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

July 2, 2020

Analysis of Incentive Share Grants in the Preceding 12 Months

September 2019 Grants

The Company’s board of directors determined that the Floor Amount for grants of incentive shares was $0.21 per share as of September 13, 2019, and management estimated that the fair value of the Company’s common shares was $0.39 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of August 31, 2019.

The August 31, 2019 valuation analysis was performed using the guideline transactions method to determine the enterprise value. The valuation specialist estimated the time to a potential liquidity event to be 3.0 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. As a result, adjustments were made to the enterprise value to account for cash utilized for further development and a discount of the value to the present using a required rate of return of 50%. The enterprise value was adjusted to subtract debt and other liabilities to determine the fair value of equity.

The total fair value of equity was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common shares.

The OPM allocation utilized a probability-weighted term of 1.2 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 76% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 29.5%.

The guideline transactions method estimated the total enterprise value of the Company to be 44.7 million, which implied the fair market value of a common share to be $0.05 per share based on the fair market value standard under IRC 93-27 for purposes of determining the threshold price for the profits interest. The August 31, 2019 valuation analysis estimated the fair value of the Company’s common shares to be $0.39 per share.

The Board determined that the Floor Amount should be $0.21 per share for such grants as the Board did not believe that the objective and subjective factors considered by the Board suggestive that the fair market value of the common shares had decreased since the prior grant of incentive shares with a Floor Amount of $0.21 per share in June 2019. Additionally, given the significant number of incentive shares granted, and the fact that the Board awarded incentive shares to a newly-hired chief executive officer, the Board determined to establish a Floor Amount that was commensurate with the Floor Amount used for prior grants and higher than the fair market value as estimated by the valuation specialist.

Securities and Exchange Commission

July 2, 2020

October 2019 Grants

The Company’s board of directors determined that the Floor Amount for grants of incentive shares was $0.38 per share as of October 23, 2019, and management estimated that the fair value of the Company’s common shares was $0.45 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of October 4, 2019.

The October 4, 2019 valuation analysis was performed using the guideline transactions method to determine the enterprise value. The valuation specialist estimated the time to a potential liquidity event to be 3.0 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. As a result, adjustments were made to the enterprise value to account for cash utilized for further development and a discount of the value to the present using a required rate of return of 50%. The enterprise value was adjusted to subtract debt and other liabilities to determine the fair value of equity.

The total fair value of equity was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common shares.

The OPM allocation utilized a probability-weighted term of 1.2 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 78% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 29.4%.

The guideline transactions method estimated the total enterprise value of the Company to be $47.5 million, which implied the fair market value of a common share to be $0.38 per share based on the fair market value standard under IRC 93-27 for purposes of determining the threshold price for the profits interest. The October 4, 2019 valuation analysis estimated the fair value of the Company’s common shares to be $0.45 per share.

December 2019 Grants

The Company’s board of directors determined that the Floor Amount for grants of incentive shares was $0.97 per share as of December 4, 2019, and management estimated that the fair value of the Company’s common shares was $0.57 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of November 30, 2019.

Securities and Exchange Commission

July 2, 2020

The November 30, 2019 valuation analysis was performed using the guideline transactions method, and the discounted cash flow method under the income approach was included to estimate the fair value of the Company’s recently executed and significant collaboration agreement, to determine the enterprise value. The valuation specialist estimated the time to a potential liquidity event to be 3.0 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. As a result, adjustments were made to the enterprise value to account for cash utilized for further development and a discount of the value to the present using a required rate of return of 50%. The enterprise value was adjusted to subtract debt and other liabilities to determine the fair value of equity.

The total fair value of equity was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common shares.

The OPM allocation utilized a probability-weighted term of 1.4 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 75% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 28.8%.

The guideline transactions method estimated the total enterprise value of the Company to be $54.1 million, which implied the fair market value of a common share to be $0.97 per share based on the fair market value standard under IRC 93-27 for purposes of determining the threshold price for the profits interest. The November 30, 2019 valuation analysis estimated the fair value of the Company’s common shares to be $0.57 per share.

May 2020 Grants

The Company’s board of directors determined that the Floor Amount for incentive shares granted in May 2020 was $1.98 per share as of May 21, 2020, and management estimated that the fair value of the Company’s common shares was $1.24 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of May 1, 2020.

The May 1, 2020 valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM backsolve based on the Company’s Series B preferred share financing (recent transaction method) being weighted at 60% and the IPO scenario (guideline transactions method) being weighted at 40%.

Securities and Exchange Commission

July 2, 2020

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to each outstanding share class, based on the rights and preferences of each class of equity. The enterprise value was estimated using the guideline IPO transactions method and used an enterprise value between the median and average of the 16 recent IPO transactions, of which eight transactions were completed by issuers in a similar stage of development as the Company. The IPO scenario included the shares expected to be issued in the closing of the second tranche of the Series B preferred share financing expected in June 2020. The valuation estimated the time to a potential liquidity event at 0.25 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 13.5%. The fair value per common share in the IPO scenario was determined to be $1.80.

In the recent transactions scenario, the Company’s total enterprise value was estimated using the OPM backsolve method as the Company had closed the first tranche of its Series B preferred share financing in March 2020. Based on the application of the OPM Backsolve, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to solve for the Series B preferred share financing. The OPM Backsolve analysis determined the fair value of other classes of equity securities, including the common shares.

The recent transactions method estimated the total enterprise value of the Company to be $131.3 million. The valuation estimated the time to a liquidity event at 2.0 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. The DLOM in this scenario was concluded to be 24.0%. The fair value per common share in the recent transactions scenario was determined to be $0.86.

The May 1, 2020 valuation estimated the fair market value of a common share to be $1.98 per share based on the fair market value standard under IRC 93-27 for purposes of determining the threshold price for the profits interest and estimated the fair value of the Company’s common shares to be $1.24 per share as a result of the probability-weighting applied to each scenario.

June 1, 2020 Grants

The Company’s board of directors determined that the Floor Amount for incentive shares granted on June 1, 2020 was $2.15 per share as of June 1, and management estimated that the fair value of the Company’s common shares was $1.36 per share based on objective and subjective factors that it believed were relevant and the results of its most recent third-party valuation performed as of May 26, 2020.

Securities and Exchange Commission

July 2, 2020

The May 26, 2020 valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM backsolve based on the Company’s Series B preferred share financing (recent transaction method) being weighted at 50% and the IPO scenario being weighted at 50%. The relative probability weighting of the IPO increased from the May 1, 2020 because the Company confidentially submitted a draft registration statement on Form S-1 to the Commission on May 22, 2020, a substantial step towards completing an IPO.

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to each outstanding share class, based on the rights and preferences of each class of equity. The enterprise value was estimated using the guideline IPO transactions method and used an enterprise value between the median and average of the 16 recent IPO transactions, of which eight transactions were completed by issuers in a similar stage of development as the Company. The IPO scenario included the shares expected to be issued in the closing of the second tranche of the Series B preferred share financing expected in June 2020. The valuation estimated the time to a liquidity event at 0.18 years based on the Company’s plans and progress in pursuing an initial public offering, including the fact that it had confidentially submitted a draft registration statement on Form S-1. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 11.4%. The fair value per common share in the IPO scenario was determined to be $1.85.

In the recent transactions scenario, the Company’s total enterprise value was estimated using the OPM backsolve method as the Company had closed the first tranche of its Series B preferred share financing in March 2020. Based on the application of the OPM Backsolve, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to solve for the Series B transaction. The results from the OPM Backsolve analysis determined the fair value of other classes of equity securities, including the common shares.

The recent transactions method estimated the total enterprise value of the Company to be $133.4 million. The valuation estimated the time to a liquidity event at 2.0 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. The DLOM in this scenario was concluded to be 24.0%. The fair value per common share in the recent transactions scenario was determined to be $0.87.

The May 26, 2020 valuation estimated the fair market value of a common share to be $2.15 per share based on the fair market value standard under IRC 93-27 for purposes of determining the threshold price for the profits interest and estimated the fair value of the Company’s common shares to be $1.36 per share as a result of the probability-weighting applied to each scenario.

Securities and Exchange Commission

July 2, 2020

Estimated Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Pandion Therapeutics Holdco LLC Request #1

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range (assuming a one-to-one conversion ratio at which the Company’s incentive shares will convert into shares of common stock prior to the effectiveness of the Registration Statement)1 would be approximately $[**] to $[**] per share for the Company’s common stock (the “Preliminary IPO Price Range”) before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Pandion Therapeutics Holdco LLC respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Rahul Kakkar, Chief Executive Officer, Pandion Therapeutics Holdco LLC, 134 Coolidge Avenue, Watertown, MA 02472 (telephone (617) 393-5925), before it permits any disclosure of the bracketed information contained in Request #1.

Prior to June 26, 2020, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs of generally comparable companies in the biopharmaceutical industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

[1]

The Company advises the Staff that the Company intends to adjust the one-to-one conversion ratio prior to the filing of an amendment to the Registration Statement that includes the Preliminary IPO Price Range, in which case, proportionate changes would be made to the price range.

Securities and Exchange Commission

July 2, 2020

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for the Company’s common stock based on the potential of its product candidates and its TALON platform; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company respectfully submits that the difference between the most recent valuations and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

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The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common shares, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common shares than an initial public offering. If the Company had applied a weighting of 100% to the IPO scenario prior to corporate conversion, the fair value of the Company’s common shares as of each of May 1, 2020 and May 26, 2020, would have been $2.09 per common share before giving effect to any DLOM, rather than $1.36.

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The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares. As described above, a DLOM was applied in the third-party valuation reports as of May 1, 2020 and May 26, 2020.

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The Company’s preferred shares currently have substantial economic rights and preferences over its common shares. Following the Conversion and upon the closing of this offering, all outstanding preferred shares will convert into shares of common stock, thus eliminating the superior rights and preferences of its preferred shares as compared to its common shares.

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In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the Underwriters.

Securities and Exchange Commission

July 2, 2020

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The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

•	The Company completed dosing of an additional cohort of subjects in its Phase 1a clinical trial of its lead product candidate.

•	The Company closed the second tranche of its Series B preferred shares and closed its simple agreement for future equity on June 24, 2020.

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Since May 26, 2020, the Company has taken several steps towards the completion of an IPO, holding several “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on June 26, 2020. Each of these steps has increased the probability that the Company will complete an IPO.

•	Improvement in the market value for relevant biotechnology companies.

The Company respectfully submits that the deemed per share fair values used as the basis for determining equity-based compensation expense in connection with its grants of incentive shares are reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at Lia.Dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

Securities and Exchange Commission

July 2, 2020

cc:	Rahul Kakkar, Pandion Therapeutics Holdco LLC

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549